Transamerica Asset Management, Inc. 1801 California Street, Suite 5200 Denver, Colorado 80202

September 27, 2018

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re: Transamerica	Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001193125-18-089242) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on March 20, 2018. The purpose of the Amendment is to register Transamerica International Stock (the “Fund”), a new series of the Registrant. Transamerica International Stock will offer Class A, Class I, Class I2 and Class R6 shares. The Staff’s comments were conveyed to the Registrant on May 4, 2018.

The Staff noted that all comments to the Fund’s summary section also generally apply to the disclosure with respect to the section titled “More on the Fund’s Strategies and Investments,” as well as “More on the Risks of Investing in the Fund,” as applicable. Below are the Staff’s comments on the Amendment and the Registrant’s responses thereto.

Prospectus Comments:

1.	Cover: Please update the ticker symbols for the Fund.

Response: The Registrant has updated the ticker symbols as applicable.

2.	Fees and Expenses – Annual Fund Operating Expenses: Please provide completed fee tables to the Staff five days prior to effectiveness.

Response: The Registrant has provided completed fee tables for the Fund as applicable.

3.

Fees and Expenses – Annual Fund Operating Expenses: Please confirm whether acquired fund fees and expenses exceed 0.01% of the Fund’s average net assets, and if so, please include the line item in the fee table.

Response: The Registrant confirms that the Fund’s acquired fund fees and expenses are estimated for the current fiscal year and are not expected to exceed 0.01% of the Fund’s average net assets.

4.	Principal Investment Strategies/Principal Risks: Please explain supplementally why the Registrant believes “Liquidity” is a principal risk factor for the Fund.

Response: The Registrant believes “Liquidity” risk is an appropriate principal risk for the Fund due to its investment in securities of foreign companies or companies economically tied to countries outside the U.S., and that the foreign countries in which the Fund may invest may have markets that are less liquid than U.S. markets.

5.

Principal Investment Strategies: The Staff notes that the Fund invests in convertible securities. Accordingly, if the Fund invests or expects to invest in contingent convertible securities (“CoCos”), please review the disclosure and revise as appropriate. Additionally, if CoCos are or will be a principal type of investment, please provide a description and the appropriate corresponding risk disclosure, as well as explaining supplementally whether the Fund intends to invest or currently invests in CoCos and the current amount of investment.

Response: The Registrant confirms that the Fund does not expect to invest in CoCos.

6.

More on Each Fund’s Strategies and Investments: Pursuant to the SEC’s Division of Investment Management IM Guidance Update 2014-08, please consider revising the disclosure in the section “More on the Fund’s Strategies and Investments” to avoid repetitive disclosure contained in Item 4 of Form N-1A.

Response: The Registrant notes that the presentation is consistent with the presentation in other current Transamerica funds’ prospectuses, which were recently updated. The Registrant wishes to keep the presentation consistent and will consider making revisions to Item 9 disclosure as suggested by the Staff as part of its next annual update.

7.	More on Risks of Investing in the Fund: Please revise the “More on Risks of Investing in the Fund” section of the prospectus to clarify the risks that apply to the Fund.

Response: Please see the response to the prior comment.

8.

More on Certain Additional Risks – Securities Lending: The Staff notes that the term “cash equivalents” is too broad in this context, and that only cash and securities of the U.S. Government and its agencies, as well as irrevocable bank standby letters of credit not issued by the Fund’s bank lending agent may be used as collateral. Please revise the “Securities Lending” risk to provide clarification.

Response: The Registrant has made certain clarifying changes in response to the Staff’s comment.

9.

Fees and Expenses – Annual Fund Operating Expenses: Please include an accompanying footnote describing clarification of any expense waiver or reimbursement arrangement, if applicable. Further, please confirm that the waiver continues for at least one year from the effective date of the registration statement and is appropriately filed as an exhibit to the registration statement.

Response: The Registrant has included the requested footnote, as applicable, in response to the Staff’s comment. The Registrant confirms that the applicable waivers will continue for at least one year from the effective date of the registration statement and that an amended schedule to the Expense Limitation Agreement reflecting the waivers is being filed as an exhibit to the post-effective amendment filing pursuant to Rule 485(b) under the 1933 Act.

10.	Fees and Expenses – Shareholder Fees: Please confirm whether contingent deferred sales charge for Class A shares are included in the “Shareholder Fees” table.

Response: The contingent deferred sales charge for certain purchases of Class A shares in amounts of $1 million or more is not included in the fee table, but is detailed in the “Choosing a Share Class” section of the Prospectus. The Registrant will consider adding a footnote to the fee table to add disclosure concerning this contingent deferred sales charge as part of its next annual update.

11.

Fees and Expenses: If applicable (reflecting references from the Fund’s Fee Table), please include clarification in the narrative to the Fund’s expense example table to indicate whether the expenses reflect adjustments of expense waivers or reimbursements, as applicable.

Response: The Registrant has included the requested clarification where applicable.

12.	Fees and Expenses: The Expense Table should only show 1 and 3 year periods for new funds. Please revise accordingly.

Response: The Registrant has made changes consistent with the Staff’s comment.

13.

Principal Investment Strategies: The Staff notes that factor (5), on its own, would not in the Staff’s view be sufficient to be considered an issuer economically tied to countries outside of the U.S. Please delete or revise this factor.

Response: In response to the Staff’s comment, the Registrant has made changes consistent with the Staff’s comment.

14.

Principal Investment Strategies/Principal Risks: Please confirm if “Active Trading” is a principal risk for the Fund, and if so, please update the principal investment strategy to include frequent trading.

Response: The Registrant so confirms and believes the current principal investment strategy disclosure is appropriate.

15.

Principal Investment Strategies/Principal Risks: As the Fund includes “Growth Stocks” as a principal risk, please revise disclosure to reflect that “Growth Stocks” is a principal investment strategy of the Fund.

Response: The Registrant has made changes consistent with the Staff’s comment.

16.

Principal Investment Strategies/Principal Risks: As the Fund includes “Value Investing” risk as a principal risk, please revise the principal investment strategy disclosure to reflect the investments that give rise to this risk.

Response: The Registrant has made the requested revisions in response to the Staff’s comment.

17.

Selling Shares: Please revise the disclosure under the heading “Your Request to Sell Your Shares and Receive Payment May Be Subject to:” to disclose both information required by Item 11(c)(8) of Form N-1A, as well as the Fund’s practice to redeem kind, such as whether those in-kind redemptions would typically be a pro-rata slice of portfolio assets, individual securities, or a representative securities basket.

Response: The Registrant believes that the disclosure appearing in the last paragraph of the noted section contains the information required by Item 11(c)(8) of Form N-1A, and generally addresses how and when the Fund may redeem shareholders in-kind.

18.

Features and Policies: Please consider moving the following sentence under the heading “Additional Information” to the “More on Risks of Investing in the Fund” section, as the Staff notes that this is required by Item 9(a) of Form N-1A:

“The fund’s investment objective may be changed by the Board without shareholder approval.”

Response: The Registrant notes that the placement of the disclosure is consistent with the presentation in other current Transamerica funds’ prospectuses, which were recently updated. The Registrant will consider moving the disclosure as part of the next annual update.

19.	Minimum Investment: Please disclose that Class I2 shares are offered in a separate prospectus.

Response: The Registrant has made updates consistent with the Staff’s comment.

20.

Choosing a Share Class: Please confirm that all intermediaries subject to waivers and discounts are reflected in the “Choosing a Share Class” section in the prospectus or in an appendix to the prospectus, except as permitted by Item 17(d) or 23(b) of Form N-1A. The Staff notes that investors must be able to identify which sales charge waivers apply to them.

Response: The Registrant confirms that the specified information is included.

21.	Choosing a Share Class: Please consider deleting the following disclosure under the heading, “Class A Shares—Front Load:”

“However, if you redeem any of these shares within the first 12 months after buying them, you will pay a 0.75% CDSC, unless they were purchased in a retirement plan or “wrap” account or fee-based program as described above ~~and did not receive an upfront commission (finder’s fee)~~.”

Response: In response to the Staff’s comment, the Registrant has made certain clarifying changes to the disclosure in question.

22.	Choosing a Share Class: Please consider revising disclosure under the heading “Class A Sales Charge Reductions” to identify “qualified groups” that may be eligible for such sales charge reductions.

Response: The Registrant believes the current disclosure, including the definition of a “qualified group,” is sufficiently clear.

23.

Choosing a Share Class: Please consider revising disclosure under the heading “Class A Sales Charge Reductions” to specify the quantity discount amounts which must be exceeded to receive a reduced sales charge on the relevant plan contributions.

Response: The Staff’s comment has been noted and the Registrant will consider revising the noted disclosure in connection with the next annual update.

24.	Choosing a Share Class: Please consider deleting the following disclosure under the heading “Waiver of Class A Initial Sales Charges.”

“Class A shares may be purchased without a sales charge by: … “Wrap” accounts or fee-based programs for the benefit of clients of certain broker-dealers, financial institutions~~, or financial planners who have entered into arrangements with Transamerica Funds or TCI~~.”

Response: The Registrant has made updates consistent with the Staff’s comment.

25.	Choosing a Share Class: Please include a cross-reference to the Appendix for the following disclosure under the heading “Waiver of Class A Initial Sales Charges”

“Certain financial intermediaries who have entered into an agreement with Transamerica Capital, Inc. to offer shares to self-directed investment brokerage accounts or on self-directed platforms that may or may not charge a transaction fee to their customers.”

Response: The Staff’s comment has been noted and the Registrant will consider including the cross-reference in connection with the next annual update.

26.	Choosing a Share Class: Please consider revising the disclosure under the heading “Waiver of Class A and Class C Contingent Deferred Sales Charges,” to comply with Item 12(a)(5).

Response: The Registrant believes that hyperlink reference, which directs investors to where such information is available online, is consistent with the disclosure required by Item 12(a)(5).

27.

Features and Policies: Please consider deleting the following disclosure under the heading “Additional Information”, as the Staff notes that rights conferred by federal or state securities laws cannot be waived, whether explicit or not:

“Neither this prospectus nor the SAI is intended to give rise to any contract rights or other rights of any shareholder~~,~~ other than any rights conferred ~~explicitly~~ by federal or state securities laws that may not be waived.”

Response: The Registrant believes that the disclosure is accurate, but will consider the proposed deletion as part of the next annual update.

28.	Appendix – Waivers and Disclosures Available from Intermediaries: Please consider revising the disclosure as follows to specify all waivers and discounts available through intermediaries:

“Intermediaries may have different policies and procedures regarding the availability of front-end sales load waivers or contingent deferred (back-end) sales load (“CDSC”) waivers~~, certain of which are discussed below~~.”

Response: The Staff’s comment has been noted and the Registrant will consider revising the section as suggested by the Staff in connection with the next annual update.

29.	Appendix – Waivers and Disclosures Available from Intermediaries: Please clarify the following disclosure.

“Contact your financial advisor to determine if you are eligible for any of the following waivers or discounts.”

Response: The Registrant believes the current disclosure is sufficiently clear.

30.

Appendix – Waivers and Disclosures Available from Intermediaries: Please consider revising the disclosure under the heading “Front-end load Discounts Available at Merrill Lynch: Breakpoints, Rights of Accumulation & Letters of Intent,” to define the term, “fund family.”

Response: The Registrant believes this disclosure is appropriate but will consider the adding the suggested definition as part of the next annual update.

SAI Comments

31.

Additional Information about Fundamental Investment Policies: Please consider deleting the sentence, “[t]here will also be no limit on investment in issuers based solely on their domicile in a single jurisdiction or country as an issuer’s domicile will not be considered an industry for purposes of the policy”. The Staff is uncertain of the sentence’s meaning, and notes that every investment must be considered to be in some industry, other than permitted exclusions as noted.

Response: The Registrant believes the disclosure is sufficiently clear as it explains that an issuer’s country of domicile will not be taken into account for the purposes of determining that issuer’s industry categorization. However, the Registrant will consider revising the section in connection with the next annual update.

32.

Additional Information about Fundamental Investment Policies: Please revise the phrase, “each fund will consider the holdings of any underlying Transamerica-sponsored mutual funds in which the fund invests.” The staff notes that Funds need to consider holdings of each “unaffiliated” investment company as well.

Response: The Staff’s comment has been noted and the Registrant will consider revising the section in connection with the next annual update.

33.

Financial Statements: The Staff notes that consent from an independent registered public accountant is required for each Fund’s financial statement which is incorporated by reference into this registration statement, and references Section 7(a)(1) and Rules 436 and 439 of the 1933 Act.

Response: The Registrant will include a consent from an independent registered public accountant in connection with its 485(b) filing.

Please call 727-299-1311 with any questions.

Very truly yours,

/s/ Cathleen M. Livingstone
Cathleen M. Livingstone
Manager, Registered Products and Distribution
Transamerica Asset Management, Inc.

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